CORRESP for Requestion the Acceleration to Review Our Form 1-A

LEMONT INC
CIK: 0001617216

135-50 Roosevelt Ave., 308
Flushing, NY11354

February 17, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Thomas Kluck, Assistant Director
     Rahul Patel, Attorney-Advisor
     Asthony Barone, Special Counsel

I mailed our Form 1-A to U.S. Securities and Exchange Commissions on February 13, 2015 (Friday) by certificated mail.

I wish that my Form 1-A will be effective as soon as possible, so I request the acceleration to review our Form 1-A.

Thank You!

Wanjun Xie
Wanjun Xie
President of Lemont Inc
Date: February 17, 2015